Exhibit 99.9

Bennett Jones LLP
3400 One First Canadian Place, PO Box 130
Toronto, Ontario, Canada M5X 1A4
Tel: 416.863.1200 Fax: 416.863.1716

February 25, 2014

VIA SEDAR

Ontario Securities Commission (as Principal Regulator under National Policy 11-202)

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan, Securities Division

Manitoba Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

New Brunswick Financial and Consumer Services Commission

Securities Commission of Newfoundland and Labrador

Prince Edward Island Securities Office

Re:	Algonquin Power & Utilities Corp. (the “Corporation”) - Prospectus Supplement dated February 25, 2014 to Short Form Base Shelf Prospectus dated February 18, 2014

Dear Sirs/Mesdames:

We refer to the prospectus supplement of the Corporation dated February 25, 2014 (the “Prospectus Supplement”) relating to the offering of 4,000,000 cumulative rate reset preferred shares, series D of the Corporation. The Prospectus Supplement is deemed to be incorporated by reference into the short form base shelf prospectus of the Corporation dated February 18, 2014.

We hereby consent to the references to our firm name in the Prospectus Supplement and to the use of our opinions on the face page of the Prospectus Supplement and under the headings “Certain Canadian Federal Income Tax Considerations”, “Eligibility for Investment” and “Interests of Experts” in the Prospectus Supplement.

We confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are derived from our opinions referred to therein or that are within our knowledge as a result of the services we performed in connection with such opinions.

Yours truly,

(signed) “Bennett Jones LLP”

www.bennettjones.com